UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D.C. 20549	Expires:	March 31, 2021
FORM 25	Estimated average burden hours per response	1.00
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-10777

Issuer: Ambac Financial Group, Inc.
Exchange:The Nasdaq Stock Market LLC
(Exact name of Issuer as specified in the charter, and name of Exchange where security is listed and/or registered)

Address: One World Trade Center
New York, NY 10007
Telephone Number: (212) 658-7470
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
Common Stock, par value $0.01 per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFP 240.12d2-2(a)(1)

☐	17 CFP 240.12d2-2(a)(2)

☐	17 CFP 240.12d2-2(a)(3)

☐	17 CFP 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange:

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ambac Financial Group, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 3, 2020	By	William J. White	Corporate Secretary
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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